NEWS RELEASE

Release 02-2006
January 17, 2006
Trading Symbol: WTC:TSX
For immediate release	WTZ: AMEX

WESTERN SILVER PHASE 16A DRILL RESULTS
Thick intervals of mineralization at Peñasco and a new zone at La Palma

VANCOUVER, B.C. – Western Silver Corporation today announced assay results from the first tranche of its Phase 16 drill program (21 holes totaling 14,171 meters) on its wholly-owned Peñasquito silver, gold, zinc and lead property in central Mexico. Phase 16A consisted of twenty-one holes, sixteen of which are located in the Peñasco south, east and north contact areas of the Outcrop breccia., with four holes at La Palma and one at Chile Colorado.

Seven holes (WC-315, WC-316, WC-317, WC-321, WC-322, WC-327 and WC-328) tested the east and northeast portions of the Outcrop breccia, with each hole containing thick intervals of mineralization. WC-327 was drilled due east at –60 degrees to test the northeast breccia contact at depth. A 528 meter interval beginning at 210 meters averages 0.55 g/t gold, 27 g/t silver, 0.29% lead and 0.65% zinc. Hole WC-321, drilled due north to intersect the north breccia contact, intersected 511 meters beginning at 266 meters averaging 1.02 g/t gold, 44 g/t silver, 0.54% lead and 1.45% zinc. Four holes (WC-312, WC-318, WC-324 and WC-329) drilled in the southeast Peñasco zone each intersected thick intervals of 0.44 to 0.59 g/t gold with low values in silver, lead and zinc. Five holes (WC-310, WC-313, WC-319, WC-323 and WC-326) also intersected low to moderate values along the south breccia contact.

Four holes were drilled at La Palma. Hole WC-314 contains 368 meters beginning at 132 meters averaging 0.16 g/t gold, 26 g/t silver, 0.23 % lead and 0.56% zinc. The geometry and significance of this thick interval of Chile Colorado-type mineralization must be determined by additional drilling but it may represent the northward continuation of the North Azul breccia mineralization.

Assay results for holes WC-310 through WC-330 are reported in this release. An updated map with hole locations may be found on Western Silver’s website at www.westernsilvercorp.com.

Phase 16B assay results will be available within weeks (15 holes totaling 9,649 meters) including six holes focusing on western and southwestern Peñasco, six in east and southeast Peñasco and two at La Palma. Phase 17 drilling has resumed with an initial focus on drilling off the southwestern Peñasco zone.

Dr. Thomas Patton is the qualified persons responsible for the preparation of this release in accordance with NI 43-101.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company has 100% control of one of the world’s largest open pittable silver-gold-zinc-lead deposits at Peñasquito, central Mexico, in an area with excellent infrastructure and low political risk. An independent feasibility study has concluded that Peñasquito has robust economics, significant expansion possibilities and upside, and should be developed immediately.

Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon.

On behalf of the board,
“Dale Corman”
F. Dale Corman
Chairman and C.E.O.

For more information, please contact:
Tom Patton, President and COO, 604-638-2504
Gerald Prosalendis, VP Corporate Development, 604-638-2495

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labor relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission. The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Core samples were prepped and analyzed by ALS Chemex. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. All samples were also analyzed for gold and silver using a 30 gram fire assay with gravimetric finish. A series of property specific standards and blanks are routinely submitted with each batch of samples. Independent laboratory check assaying is also routinely performed on randomly selected reject samples. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion. Samples with greater than 5g/t gold were rerun by screen and fire assay at ALS Chemex using new 1000 gram pulps.

Hole	From [m]	To [m]	Interval [m]	Interval [ft]	Au [g/t]	Ag [g/t]	Pb [%]	Zn [%]
WC-310	66.00	106.00*	40.00	131.2	0.33	15	0.16	0.18
	106.00	282.00	176.00	577.28	0.27	16	0.23	0.57
	468.00	582.00	114.00	373.92	0.20	21	0.05	0.12

WC-311	88.00	120.00	32.00	104.96	0.25	40	0.37	0.56
	328.00	542.00	214.00	701.92	0.17	26	0.24	0.37

WC-312	176.00	458.00	282.00	924.96	0.59	22	0.11	0.28
	484.00	713.23	229.23	751.87	0.40	5	0.03	0.06

WC-313	58.00	102.00*	44.00	144.32	0.21	22	0.37	0.61
	102.00	390.00	288.00	944.64	0.53	27	0.49	0.96
	454.00	696.00	242.00	793.76	0.40	12	0.04	0.24

WC-314	28.04	112.00*	83.96	275.39	0.39	12	0.22	0.18
	132.00	500.00	368.00	1207.04	0.16	26	0.23	0.56
includes	298.00	322.00	24.00	78.72	0.37	40	0.49	1.18

Hole	From [m]	To [m]	Interval [m]	Interval [ft]	Au [g/t]	Ag [g/t]	Pb [%]	Zn [%]
WC-315	12.40	60.00*	47.60	156.13	0.18	21	0.22	0.09
	202.00	812.60	610.60	2002.77	0.42	40	0.26	1.00

WC-316	346.00	728.47	382.47	1254.50	0.88	34	0.32	0.69
	424.00	622.00	198.00	649.44	1.51	56	0.54	1.09
includes	611.15	612.00	0.85	2.79	7.99	887	2.84	7.55

WC-317	18.85	126.00*	107.15	351.45	0.26	23	0.29	0.25
	126.00	356.00	230.00	754.40	0.64	12	0.17	0.31
	376.00	498.00	122.00	400.16	0.53	9	0.06	0.24

WC-318	120.00	765.35	645.35	2116.75	0.53	21	0.14	0.41
includes	120.00	220.00	100.00	328.00	1.26	60	0.55	0.96

WC319	22.86	60.00*	37.14	121.82	0.40	20	0.26	0.10
	170.00	338.00	168.00	551.04	0.41	18	0.32	0.73
	356.00	622.00	266.00	872.48	0.38	11	0.04	0.18

WC-320	136.00	194.00*	58.00	190.24	0.27	11	0.24	0.22
	244.00	402.00	158.00	518.24	0.05	15	0.19	0.53

WC-321	9.14	26.00*	16.86	55.30	0.47	78	0.69	0.03
	266.00	777.24	511.24	1676.87	1.02	44	0.54	1.45
includes	510.00	752.00	242.00	793.76	1.16	77	0.96	2.62
includes	640.00	648.00	8.00	26.24	1.88	327	2.85	7.96

WC-322	12.50	152.00*	139.50	457.56	0.10	23	0.27	0.31
	254.00	845.52	591.52	1940.19	0.44	47	0.56	1.61

WC-323	162.00	366.00	204.00	669.12	0.31	21	0.25	0.55
	426.00	751.64	325.64	1068.10	0.41	13	0.04	0.22

WC324	146.00	662.00	516.00	1692.48	0.50	12	0.07	0.18

WC-325	348.00	428.00	80.00	26.24	0.13	31	0.18	0.52

WC-326	204.00	376.00	172.00	564.16	0.56	20	0.22	0.59

WC-327	210.00	738.00	528.00	1731.84	0.55	27	0.29	0.65

WC-328	94.00	180.00	86.00	282.08	0.44	33	0.28	0.29
	226.00	846.00	620.00	2033.60	0.40	46	0.49	1.36

WC-329	116.00	676.00	560.00	1836.80	0.44	14	0.07	0.18
includes	136.00	278.00	142.00	465.76	0.72	33	0.14	0.27

WC-330	224.00	336.00	112.00	367.36	0.09	18	0.30	0.72

* oxide mineralization

N
230,000E
El Sotol
Peñasco
Outcrop Breccia
La Palma Target
El Chamisal
to Cedros
to Mazapil
Bx
2,728,000N
2,728,000N
Azul NE
Azul Breccia
Chile Colorado Deposit
Qal
Colorado Sur
LEGEND
Qal
Alluvium
Bx
Diatreme Breccia
Phase 16A Holes 2005
2005 Core Holes
Drill Holes
Faults
Western Silver Corporation
PEÑASQUITO PROJECT
DRILL HOLE PLAN
Scale
0m
250m
500m
230,000E